--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1


                               (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             ---------------------

                       GENERAL NUTRITION COMPANIES, INC.
                           (NAME OF SUBJECT COMPANY)


                            NUMICO INVESTMENT CORP.
                                 NUMICO US, LP
                                  NUMICO, INC.
                             NUMICO NATIONAAL B.V.
                          NUTRICIA INTERNATIONAL B.V.
                             NUTRICIA HOLDINGS LTD.
                            KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)


                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   37047F103

                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                              JULITTE VAN DER VEN
                            NUMICO INVESTMENT CORP.
                            C/O GUY E. SNYDER, ESQ.
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ


                            222 NORTH LASALLE STREET
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                    GUY E. SNYDER, ESQ.                                        JOHN L. MACCARTHY, ESQ.
             VEDDER, PRICE, KAUFMAN & KAMMHOLZ                                    WINSTON & STRAWN
                 222 NORTH LASALLE STREET                                       35 WEST WACKER DRIVE
                  CHICAGO, ILLINOIS 60601                                      CHICAGO, ILLINOIS 60601
                      (312) 609-7500                                               (312) 558-5600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KONINKLIJKE NUMICO N.V.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    BK
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE NETHERLANDS
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO INVESTMENT CORP.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP NO. 37047F103


--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO US, LP

--------------------------------------------------------------------------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                        (a)  / /



                                                                        (b)  / /

--------------------------------------------------------------------------------


3.  SEC USE ONLY


--------------------------------------------------------------------------------


4.  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)


                                                                             / /
--------------------------------------------------------------------------------


6.  CITIZENSHIP OR PLACE OF ORGANIZATION



    DELAWARE

--------------------------------------------------------------------------------


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    0

--------------------------------------------------------------------------------


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


                                                                             / /
--------------------------------------------------------------------------------


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



    0%

--------------------------------------------------------------------------------


10. TYPE OF REPORTING PERSON



    PN

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP NO. 37047F103


--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO, INC.

--------------------------------------------------------------------------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                        (a)  / /



                                                                        (b)  / /

--------------------------------------------------------------------------------


3.  SEC USE ONLY


--------------------------------------------------------------------------------


4.  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)


                                                                             / /
--------------------------------------------------------------------------------


6.  CITIZENSHIP OR PLACE OF ORGANIZATION



    DELAWARE

--------------------------------------------------------------------------------


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    0

--------------------------------------------------------------------------------


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


                                                                             / /
--------------------------------------------------------------------------------


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



    0%

--------------------------------------------------------------------------------


10. TYPE OF REPORTING PERSON



    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP NO. 37047F103


--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO NATIONAAL B.V.

--------------------------------------------------------------------------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                        (a)  / /



                                                                        (b)  / /

--------------------------------------------------------------------------------


3.  SEC USE ONLY


--------------------------------------------------------------------------------


4.  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)


                                                                             / /
--------------------------------------------------------------------------------


6.  CITIZENSHIP OR PLACE OF ORGANIZATION



    THE NETHERLANDS

--------------------------------------------------------------------------------


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    0

--------------------------------------------------------------------------------


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


                                                                             / /
--------------------------------------------------------------------------------


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



    0%

--------------------------------------------------------------------------------


10. TYPE OF REPORTING PERSON



    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP NO. 37047F103


--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUTRICIA INTERNATIONAL B.V.

--------------------------------------------------------------------------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                        (a)  / /



                                                                        (b)  / /

--------------------------------------------------------------------------------


3.  SEC USE ONLY


--------------------------------------------------------------------------------


4.  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)


                                                                             / /
--------------------------------------------------------------------------------


6.  CITIZENSHIP OR PLACE OF ORGANIZATION



    DELAWARE

--------------------------------------------------------------------------------


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    0

--------------------------------------------------------------------------------


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


                                                                             / /
--------------------------------------------------------------------------------


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



    0%

--------------------------------------------------------------------------------


10. TYPE OF REPORTING PERSON



    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP NO. 37047F103


--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUTRICIA HOLDINGS LTD.

--------------------------------------------------------------------------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                        (a)  / /



                                                                        (b)  / /

--------------------------------------------------------------------------------


3.  SEC USE ONLY


--------------------------------------------------------------------------------


4.  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)


                                                                             / /
--------------------------------------------------------------------------------


6.  CITIZENSHIP OR PLACE OF ORGANIZATION



    THE UNITED KINGDOM

--------------------------------------------------------------------------------


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    0

--------------------------------------------------------------------------------


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


                                                                             / /
--------------------------------------------------------------------------------


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



    0%

--------------------------------------------------------------------------------


10. TYPE OF REPORTING PERSON



    CO

--------------------------------------------------------------------------------

    This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on July 9, 1999 (the "Schedule 14D-1") by Koninklijke Numico N.V., a company organized under the laws of The Netherlands ("Numico"), and Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Numico. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of General Nutrition Companies, Inc., a Delaware corporation (the "Company"), at $25.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) with the Schedule 14D-1, respectively.


ITEM 2.  IDENTITY AND BACKGROUND.


    Item 2 of the Schedule 14D-1 is hereby amended and restated as follows:



    (a)-(d); (g) This statement is being filed by Koninklijke Numico N.V., a company incorporated under the laws of The Netherlands ("Numico"), Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Numico, Numico US, LP, a Delaware limited partnership ("Numico LP") and the parent of the Purchaser, Numico, Inc., a Delaware corporation ("Numico, Inc.") and sole general partner of Numico LP, Numico Nationaal B.V., a company organized under the laws of The Netherlands ("Numico Nationaal"), the parent of Numico, Inc. and sole limited partner of Numico LP, Nutricia International B.V., a company organized under the laws of The Netherlands ("Nutricia International"), the parent of Numico Nationaal and a wholly-owned subsidiary of Numico, and Nutricia Holdings Ltd., a company organized under the laws of the United Kingdom ("Nutricia Holdings") and a wholly-owned subsidiary of Nutricia International. The information set forth in
Section 9 of the Offer to Purchase, which is hereby amended and restated in Item 10 hereto, is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International and Nutricia Holdings, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase, which is hereby amended and restated in Item 10 hereto, and are incorporated herein by reference.



    (e); (f) During the last five years, none of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or to the best of their respective knowledge, any of the directors or executive officers of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.



ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



    Section 13 of the Offer to Purchase. The third sentence of the first paragraph of Section 13 appearing on page 31 and page 32 is hereby amended and restated as follows:



    The Purchaser will obtain funds from Numico, either directly or indirectly via Numico LP, Numico, Inc., Numico Nationaal, Nutricia International and/or Nutricia Holdings, through loans, advances or capital contributions.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.



    Section 9 of the Offer to Purchase. The first paragraph on page 15 is hereby deleted and replaced with the following:



    Numico's financial statements are prepared in accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"), which differ in certain respects from generally accepted accounting principles in the U.S. ("US GAAP"). Numico, however, believes that the differences between Dutch GAAP and US GAAP are not material to a decision by a holder of Shares whether to sell, tender or hold the Shares. The primary differences between Dutch GAAP and US GAAP as they relate to the Numico financial information presented above are set forth below.



    Under Dutch GAAP, goodwill arising from acquisitions prior to 1999 has been charged directly to stockholders' equity. According to US GAAP, goodwill arising from acquisitions is capitalized and amortized over its useful life up to a maximum of 40 years.



    Under US GAAP, it is not appropriate to record a liability for dividends/distribution to shareholders subject to approval of the Annual General Meeting of Shareholders.



    Under Dutch GAAP, deferred tax assets are not recognized when realization is not virtually certain. Under US GAAP, deferred tax assets are recognized when realization is more likely than not.



    Under Dutch GAAP, pension obligations are determined using actuarial methods. No specific requirements exist in respect of the actuarial method and assumptions to be used. Under US GAAP, pension expenses and related liabilities are based on a specified methodology set forth in FASB 87.



    Under Dutch GAAP, provisions can be made for risks existing on the balance sheet date concerning certain expected obligations or losses whose amount can be reasonably estimated. Provisions can also be made for expenses to be incurred in a subsequent financial year, provided that such expenses originated, at least partly, in the current or preceding financial year. Under US GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date. General or unspecified business risks or probable future losses do not meet the conditions for accrual. Under US GAAP, provisions for restructuring costs which are directly associated with a plan to exit an activity (such as employee termination benefits and other restructuring costs), are only made when certain specific requirements are met.



ITEM 10.  ADDITIONAL INFORMATION.



    1.  Item 10(b)-(c) of the Schedule 14D-1 is hereby amended as follows:



         On July 16, 1999, Numico received notice of early termination of the waiting period under the HSR Act. The expiration of the waiting period was one of the conditions to the Purchaser's obligations under the Agreement and Plan of Merger to accept for payment and pay for Shares tendered pursuant to the Offer to Purchase.



    2.  Item 10(f) of the Schedule 14D-1 is hereby amended as follows:



        (a) Section 8 of the Offer to Purchase. The second full paragraph on page 13 is hereby amended and restated as follows:



         The Projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. The Projections are included in this Offer to Purchase solely because such information was furnished to Numico, the Purchaser and their respective affiliates by the Company. The Projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. The Projections are based on a variety of assumptions relating to the business of the Company, industry performance, general business and economic conditions and other matters, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. The inclusion of the Projections herein should not be regarded as an indication that the Company, Numico, the Purchaser, the Dealer Manager or their respective affiliates or representatives considered or consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of Numico, the Purchaser, the Dealer Manager or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of Numico, the Purchaser, the Company, the Dealer Manager or their respective affiliates is under any obligation to or has any intention to update the Projections at any future time.



        (b) Section 9 of the Offer to Purchase. The following information is hereby inserted after the second full paragraph on page 14:



           Numico, Inc., a Delaware corporation ("Numico, Inc."), is the general partner of Numico LP. Numico, Inc. is a company established solely to serve as the sole general partner of Numico LP and has not engaged in any activities other than those incident to its formation and the formation of Numico LP. Numico, Inc. is an indirect wholly-owned subsidiary of Numico. The principal executive office of Numico, Inc. is located at 1209 Orange Street, Wilmington, Delaware 19801. All of the outstanding shares of common stock of Numico, Inc. are owned by Numico Nationaal B.V., a company organized under the laws of The Netherlands ("Numico Nationaal").



           Numico Nationaal is the parent of Numico, Inc. and the sole limited partner of Numico LP. Numico Nationaal serves as the holding company for all of Numico's subsidiaries in The Netherlands. The principal executive office of Numico Nationaal is located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands. Numico Nationaal is an indirect wholly-owned subsidiary of Numico.



           Nutricia International B.V., a company organized under the laws of The Netherlands ("Nutricia International"), is the parent of Numico Nationaal and Nutricia Holdings, Ltd. Nutricia International is engaged in the business of providing financing to Numico affiliates. The principal executive office of Nutricia International is located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1 2700 MA Zoetermeer, The Netherlands. Nutricia International is a wholly-owned subsidiary of Numico.



           Nutricia Holdings Ltd., a company organized under the laws of the United Kingdom ("Nutricia Holdings"), is a wholly-owned subsidiary of Nutricia International. Nutricia Holdings serves as the holding company for all of Numico's subsidiaries in the United Kingdom. The principal executive office of Nutricia Holdings is located at Newmarket Avenue, White Horse Business Park, Trowbridge, England.



        (c) Section 9 of the Offer to Purchase. The last three paragraphs of
    Section 9 appearing on page 15 are hereby amended and restated as follows:



           Except as described in Section 10 herein, none of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or, to the best of their knowledge, any of the persons listed in Schedule A, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any equity security of the Company. Except as set forth in
       Section 10 herein, none of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or, to the best of their knowledge, any of the other persons referred to above, nor any of their respective directors, executive officers or subsidiaries has effected any transaction in any equity security of the Company during the past 60 days.



           Except as set forth in Sections 10 and 11 herein, none of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.



           Except as set forth in Sections 10 and 11 herein, there have been no contacts, negotiations or transactions since February 6, 1999 between Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11 herein, none of Numico, the Purchaser, Numico LP, Numico, Inc., Numico Nationaal, Nutricia International or Nutricia Holdings, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since February 6, 1999, had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.



        (d) Section 12 of the Offer to Purchase. The first sixteen lines of the first paragraph of Section 12 on page 30 and page 31 is hereby amended and restated as follows:



           Notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be obligated to accept for payment any Shares until all authorizations, consents, orders and approvals of, and declarations and filings with, and all expirations of waiting periods imposed by, any Governmental Entity which, if not obtained in connection with the consummation of the transactions contemplated by the Merger Agreement, is reasonably likely to have a Material Adverse Effect on the Company or prevents the Company, Numico or the Purchaser from consummating the transactions contemplated by the Merger Agreement (collectively, "Required Regulatory Approvals") shall have been obtained, made or satisfied, including the expiration or earlier termination of any waiting periods applicable under the HSR Act, and the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer and (subject to the terms and conditions of the Merger Agreement, including
       Section 1.1(b) thereof), may amend, extend or terminate the Offer if, immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the Minimum Condition shall not have been satisfied or any of the following shall occur:



        (e) Schedule A to the Offer to Purchase. Schedule A to the Offer to Purchase is hereby amended and restated as follows:



                                   SCHEDULE A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
       NUMICO, THE PURCHASER, NUMICO LP, NUMICO, INC., NUMICO NATIONAAL,
                   NUTRICIA INTERNATIONAL AND NUMICO HOLDINGS



KONINKLIJKE NUMICO N.V. ("Numico") and
NUTRICIA INTERNATIONAL B.V. ("Nutricia International")



    The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Koninklijke Numico N.V. and Nutricia International B.V. Each person has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands, and is a citizen of The Netherlands. Directors are indicated by an asterisk.



                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Erlend Jan van der Hagen*..............  Chairman of the Supervisory Board of Numico and Nutricia International
                                           since January 1992. Mr. van der Hagen is also Chairman of the
                                           Supervisory Board of Hagemeijer N.V.

Nelly Greta Barendregt*................  Member of the Supervisory Board of Numico and Nutricia International
                                           since July 1981. Mrs. Barendregt is also a member of the Supervisory
                                           Board of Rothmans International

Petrus Adrianus Wilhelmus Roef*........  Member of the Supervisory Board of Numico and Nutricia International
                                           since May 1987. Mr. Roef is also a member of the Supervisory Board of
                                           Hagemeijer N.V., VNU N.V., Gamma Holding N.V., Parcon N.V. and Robeco
                                           N.V.

Ellis Joost Ruitenberg*................  Member of the Supervisory Board of Numico and Nutricia International
                                           since May 1996. Mr. Ruitenberg has also served as the General and
                                           Scientific Manager of Central Blood Transfusion Laboratories of the Red
                                           Cross in Amsterdam for the past five years.

Johan Veldman*.........................  Member of the Supervisory Board of Numico and Nutricia International
                                           since May 1989. Mr. Veldman is also Chairman of the Supervisory Board of Hypotheekbank and the Board of Stichting Administratiekantoor ING
                                           Group, a member of the Supervisory Board of OWM Zorgverzekeraar VGZ ua
                                           and Honorary Counsel of Mexico.

Robert Zwartendijk*....................  Member of the Supervisory Board of Numico and Nutricia International
                                           since May 1994. Mr. Zwartendijk served as a member of the Board of
                                           Managing Directors of Koninklijke Ahold N.V. from 1981 until his retirement in May 1999.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Cornelius Johannes Brakel*.............  Member of the Supervisory Board of Numico and Nutricia International
                                           since May 1999. Mr. Brakel was Chairman and Chief Executive Officer of
                                           Wolters Kluwer from 1991 to May 1999. Mr. Brakel also holds the following positions: Chairman of the Executive Board of Wolters Kluwer
                                           N.V.; Chairman of the Supervisory Board of Kappa Packaging Nederland
                                           B.V., Bols Royal Distilleries and Unique International N.V.; member of the Supervisory Board of Maxeres N.V. and Kempen & Co. N.V.

Johannes C. T. van der Wielen..........  President and Chief Executive Officer of Numico and Nutricia
                                           International since January 1992 and member of the Board of Managing
                                           Directors of Numico and Nutricia International since January 1989. Mr.
                                           van der Wielen is also a member of the Supervisory Boards of Maxeres
                                           Holding N.V., Gouda Vuurvast Holding N.V. and Benckiser N.V. In
                                           addition, he is a member of "Raad van Bestuur" Telindus B.V., a member of the Advisory Board of ABN AMRO and Chairman of "Stichting
                                           Continuiteit Wolters Kluwer." Mr. van der Wielen is also the President,
                                           Chief Executive Officer and sole director of Numico Nationaal B.V., and a director of Nutricia Holdings Ltd.

NUMICO INVESTMENT CORP. ("Purchaser")



    The following table sets forth the name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Numico Investment Corp. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands and is a citizen of The Netherlands.



                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Julitte van der Ven....................  President and director of Numico Investment Corp. since its inception on
                                           July 2, 1999. Mrs. van der Ven is also General Counsel for Numico, a position she has held since July 1989. In addition, she is the sole director and executive officer of Numico, Inc.

NUMICO US, LP ("Numico LP") and NUMICO, INC. ("Numico, Inc.")



    The following table sets forth the name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Numico, Inc. Numico, Inc. is the sole general partner of Numico US, LP. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands and is a citizen of The Netherlands.



                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Julitte van der Ven....................  President and director of Numico, Inc. since its inception on June 30,
                                           1999. Mrs. van der Ven is also General Counsel for Koninklijke Numico
                                           N.V., a position she has held since July 1989. In addition, she is the sole director and executive officer of Numico Investment Corp.

NUMICO NATIONAAL B.V. ("Numico Nationaal")



    The following table sets forth the name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Numico Nationaal. Numico Nationaal is the parent of Numico, Inc. and the sole limited partner of Numico LP. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands and is a citizen of The Netherlands.



                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  --------------------------------------------------------------------------
Johannes C.T. van der Wielen..........  President, Chief Executive Officer and sole director of Numico Nationaal
                                          B.V. since September 1998. Mr. van der Wielen is also the President,
                                          Chief Executive Officer and a member of the Board of Managing Directors of Koninklijke Numico N.V. and Nutricia International B.V., a member of the Supervisory Board of Maxeres Holding N.V., Gouda Vuurvast Holding
                                          N.V. and Benckiser N.V., and a member of "Raad van Bestuur" Telindus
                                          B.V., a member of the Advisory Board of ABN AMRO, Chairman of "Stichting
                                          Continuiteit Wolters Kluwer" and a director of Nutricia Holdings Ltd.

NUTRICIA HOLDINGS LTD. ("Nutricia Holdings")



    The following table sets forth the name, business address, present occupation or employment and five-year employment history and citizenship of each of the directors of Nutricia Holdings. Nutricia Holdings is a wholly-owned subsidiary of Nutricia International.



NAME, BUSINESS ADDRESS,                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
AND CITIZENSHIP                                              AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  --------------------------------------------------------------------------
Johannes C.T. van der Wielen .........  Director of Nutricia Holdings Ltd. since August 1991. Mr. van der Wielen
Rokkeveenseweg 49                         is also the President, Chief Executive Officer and a member of the Board
2712 PJ Zoetermeer                        of Managing Directors of Koninklijke Numico N.V. and Nutricia
P.O. Box 1                                International B.V., a member of the Supervisory Board of Maxeres Holding
2700 MA Zoetermeer                        N.V., Gouda Vuurvast Holding N.V., Benckiser N.V. and a member of "Raad
The Netherlands                           van Bestuur" Telindus B.V., a member of the Advisory Board of ABN AMRO,
                                          Chairman of "Stichting Continuiteit Wolters Kluwer" and the President,
The Netherlands                           Chief Executive Officer and sole director of Numico Nationaal B.V.

Peter Roebuck ........................  Director of Nutricia Holdings Ltd. since January 1993. Mr. Roebuck has
Newmarket Avenue                          also served as a Group Director of Nutricia Northern Europe since 1993.
White Horse Business Park
Trowbridge, England
United Kingdom

                                   SIGNATURES


    After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: July 26, 1999



                                KONINKLIJKE NUMICO N.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                NUMICO INVESTMENT CORP.

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO US, LP

                                By: Numico, Inc., its general partner

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO, INC.

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO NATIONAAL B.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                NUTRICIA HOLDINGS LTD.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: Director

                                NUTRICIA INTERNATIONAL B.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                 EXHIBIT INDEX


  EXHIBIT
   NUMBER                                                  DESCRIPTION
------------  -----------------------------------------------------------------------------------------------------
(a)(1)        Offer to Purchase, dated July 9, 1999.*

(a)(2)        Form of Letter of Transmittal with respect to the Shares.*

(a)(3)        Notice of Guaranteed Delivery.*

(a)(4)        Form of letter, dated July 9, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)        Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)        Press release, dated July 5, 1999.*

(a)(7)        Form of newspaper advertisement, dated July 9, 1999.*

(a)(8)        IRS Guidelines to Substitute Form W-9.*

(a)(9)        Press release, dated July 9, 1999.*

(b)(1)        Commitment Letter, dated July 3, 1999, by and among ABN AMRO Bank N.V., J.P. Morgan Securities Ltd.
              and Numico.*

(c)(1)        Agreement and Plan of Merger, dated as of July 5, 1999, by and among the Company, Numico and the
              Purchaser.*

(c)(2)        Tender Agreement, dated as of July 5, 1999, by and among the Purchaser, Numico and certain stockholders of the Company.*

(c)(3)(i)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and William E. Watts.*

(c)(3)(ii)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.*

(c)(3)(iii)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Mike K. Meyers.*

(c)(3)(iv)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Donald G. Smith.*

(c)(3)(v)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and David R. Heilman.*

(c)(3)(vi)    Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Michael Locke.*

(c)(3)(vii)   Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Reginald N. Steele.*

(c)(3)(viii)  Employment Agreement, dated July 5, 1999, by and among Numico, the Company and John A. DiCecco.*

(c)(3)(ix)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Edwin J. Kozlowski.*

(c)(3)(x)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Russell L. Cooper.*

(c)(4)        Non-Competition and Non-Solicitation Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.*

(c)(5)(i)     Confidentiality Agreement, dated May 26, 1999, by and between Numico and the Company.*


------------------------


*Previously filed.

  EXHIBIT
   NUMBER                                                  DESCRIPTION
------------  -----------------------------------------------------------------------------------------------------
(c)(5)(ii)    Confidentiality Agreement, dated May 26, 1999, by and between the Company and Numico.*

(c)(6)        Benefits Letter, dated July 5, 1999, by and between the Company and Numico.*

(d)           None.

(e)           Not Applicable.

(f)           None.


------------------------


*Previously filed.